[AVI BioPharma, Inc. Letterhead]

Submitted

Via EDGAR Database

March 5, 2010

Mr. Sebastian Gomez-Abero

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4720

Washington, D.C.  20549

Re:	Letter Dated February 22, 2010 Regarding AVI BioPharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Schedule 14A filed April 14, 2009, File No. 001-14895

Dear Mr. Gomez-Abero:

In accordance with the March 5, 2010 voice message you left with Steve Davis of Davis Wright Tremaine LLP, outside counsel to AVI BioPharma, Inc, we will now provide a response to the Staff’s most recent comments no later than Wednesday, March 10, 2010.

Very truly yours,

/s/ J. David Boyle II

J. David Boyle II
Chief Financial Officer